# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0001193125-26-103535
Filed by CIK 0002117865
Persons authorized to receive notices and communications: Oliverio Lew, 1170 Kane Concourse, Suite 500, Bay Harbor Islands, Florida (FL), 33154, 305-861-9477

## Reporting persons
- Colden Investments S.A. (CIK 0002117865): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,915,791; sole dispositive power 0; shared dispositive power 17,915,791; aggregate amount beneficially owned 17,915,791 (16.7% of the class)
  Comment: Rows 8, 10 and 11 reflect the 17,915,791 common shares of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"), owned by Colden Investments S.A., a Panama sociedad anonima ("Colden"). These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden. The percentage in Row 13 is calculated based on 107,032,249 common shares of the Issuer outstanding following the closing of the Miranda Transaction, as described in Item 5.
- Panamerican Energy Holdings S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 42,135,872; sole dispositive power 0; shared dispositive power 42,135,872; aggregate amount beneficially owned 42,135,872 (39.4% of the class)
  Comment: Rows 8, 10 and 11 reflect the 42,135,872 common shares of the Issuer, owned by PEH. These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of PEH. The percentage in Row 13 is calculated based on 107,032,249 common shares of the Issuer outstanding following the closing of the Miranda Transaction, as described in Item 5.
- Jaime Gilinski: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF); sole voting power 0; shared voting power 60,251,663; sole dispositive power 0; shared dispositive power 60,251,663; aggregate amount beneficially owned 60,251,663 (56.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 17,915,791 common shares of the Issuer owned by Colden, which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden, (ii) 200,000 common shares of the Issuer owned by Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Spaldy and (iii) 42,135,872 common shares of the Issuer owned by Panamerican Energy Holdings S.A., a corporation incorporated under the Laws of Panama ("PEH"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of PEH. The percentage in Row 13 is calculated based on 107,032,249 common shares of the Issuer outstanding following the closing of the Miranda Transaction, as described in Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment:
This Amendment No. 6 amends and supplements the Schedule 13D filed on March 12, 2026 (as amended by Amendment No. 1, dated March 16, 2026, Amendment No. 2, dated March 19, 2026, Amendment No. 3, dated April 14, 2026, Amendment No. 4, dated September 4, 2026, Amendment No. 5, dated October 28, 2026, and as further amended from time to time, the "Schedule 13D") by Colden Investments S.A., a Panama sociedad anonima ("Colden"), Jaime Gilinski and Panamerican Energy Holdings S.A., a corporation incorporated under the Laws of Panama ("PEH", and collectively with Colden and Jaime Gilinski, the "Reporting Persons"), relating to common shares, par value US$0.001 per share ("Common Shares") of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"). This Amendment No. 6 adds PEH as a reporting person.

Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 6, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
The response set forth in Item 2(a) of the Schedule 13D is hereby amended and restated as follows.
This statement is being filed by Colden, PEH and Jaime Gilinski. Mr. Gilinski is the sole shareholder and ultimate beneficial owner of each of Colden and PEH and may be deemed to beneficially own the securities held by each of Colden and PEH. Certain information regarding each of Colden's and PEH's executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address:
The response set forth in Item 2(b) of the Schedule 13D is hereby amended and restated as follows.
The principal business address of the Reporting Persons is MMG Tower, Piso 26, Ave. Paseo del Mar, Costa del Este Panama, Panama City, Panama.
Present principal occupation or employment:
The response set forth in Item 2(c) of the Schedule 13D is hereby amended and restated as follows.
The principal business of Colden is to make strategic investments and acquisitions, including within the oil and gas sector. PEH is a holding and investment entity affiliated with Grupo Gilinski, which operates in Latin American energy and asset investments. Mr. Gilinski's principal occupation is as a banker, investor, and real estate developer.
Criminal convictions in the last five years:
The response set forth in Item 2(d) of the Schedule 13D is hereby amended and restated as follows.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The response set forth in Item 2(e) of the Schedule 13D is hereby amended and restated as follows.
During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The response set forth in Item 2(f) of the Schedule 13D is hereby amended and restated as follows.
See Row 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Items 4 and 6 of this Amendment No. 6 is incorporated herein by reference. On November 2, 2026, PEH acquired 42,135,872 Common Shares from the Issuer pursuant to the SPA, as consideration for the transfer by PEH to GeoPark USA, LLC of 95% of the total issued share capital of EAI. No cash consideration was paid by PEH or the Reporting Persons to acquire such Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 to this Schedule 13D is incorporated by reference. Following the closing of the Miranda Transaction, Jaime Gilinski may be deemed to beneficially own a majority of the outstanding Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the respective cover page of each Reporting Person is incorporated by reference.
The percentage of Common Shares outstanding is calculated based on 107,032,249 Common Shares outstanding, consisting of (i) 64,896,377 Common Shares issued and outstanding as of June 30, 2026, as reported in the Issuer's Current Report on Form 6-K dated August 5, 2026, plus (ii) 42,135,872 Common Shares issued to PEH on November 2, 2026 pursuant to the closing of the Miranda Transaction on October 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 10 of the respective cover page of each Reporting Person is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 6, none of the Reporting Persons has effected any transactions in the Common Shares since the filing of Amendment No. 5 on October 28, 2026. On November 2, 2026, as a result of the closing of the Miranda Transaction on October 30, 2026, the Issuer issued 42,135,872 Common Shares to PEH in a private placement, in exchange for the transfer by PEH to GeoPark USA, LLC of 95% of the total issued share capital of EAI.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 30, 2026, the Miranda Transaction closed and on November 2, 2026, the Issuer issued 42,135,872 Common Shares (the Closing Shares) to PEH. Pursuant to the SPA Amendment, PEH may be entitled to receive Additional Consideration Shares; however, no Additional Consideration Shares were due at the closing, and none have been issued as of the date hereof.

Immediately following the closing of the Miranda Transaction, the Governance Agreement became effective in accordance with its terms. Pursuant to Section 4.1 thereof, Article IV (other than Section 4.7, which continues in full force and effect in accordance with its terms) and Article V of the Purchase Agreement were superseded and replaced by the provisions of the Governance Agreement. Following the closing, the Reporting Persons may be deemed to control the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1. Joint Filing Agreement, dated as of November 3, 2026, by and among Colden, PEH and Jaime Gilinski.

## Signatures
- Colden Investments S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (11/03/2026)
- Panamerican Energy Holdings S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (11/03/2026)
- Jaime Gilinski: /s/ Jaime Gilinski, Jaime Gilinski (11/03/2026)